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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION RECEIVED FEB 28 2011 WASHINGTON, DC 211

SEC FILE NUMBER
8- 68331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCNICOLL, LEWIS & VLAK LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 628
(No. and Street)

NEW YORK	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXANDER BALTOVSKI (646) 957-2715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF-ERE CPAS, LLC
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH, 3RD FLOOR, NEW YORK, NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/18

State of New York

County of New York

OATH OR AFFIRMATION

I, PATRICE MCNICOLL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCNICOLL, LEWIS & VLAK LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 25 day of February 2011

Notary Public

Notary Public

Signature

CEO

Title

NORMAN JEN
Notary Public, State of New York
No. 01JE6218143
Qualified in New York County
Commission Expires March 1, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCNICOLL, LEWIS & VLAK LLC

STATEMENT OF FINANCIAL CONDITION

December 31,		2010
Assets:		
Cash	$	254,899
Accounts receivable		295,093
Due from clearing organization		895,869
Deposit with clearing organization		100,000
Security deposits		28,250
Due from employees		41,663
Prepaid expenses and other assets		24,931
Property and equipment, net of accumulated depreciation of $11,853		43,252
Total Assets	**$**	**1,683,957**
Liabilities and Members' Equity:		
Liabilities:		
Accounts payable and accrued expenses	$	652,025
Total Liabilities		652,025
Commitments and Contingencies		
Members' equity		1,031,932
Total Liabilities and Members' Equity	**$**	**1,683,957**

The accompanying notes are an integral part of the financial statements.

MCNICOLL, LEWIS & VLAK LLC

STATEMENT OF INCOME

Year ended December 31,	2010
Revenues:	
Listed commissions, net of commissions paid under shared revenue agreement	$ 3,610,902
Retainer fees	401,250
Success fee income and other income	220,570
Total revenues	4,232,722
Expenses:	
Commissions, clearance and execution expense	180,484
Employee compensation and benefits	1,747,786
Occupancy costs	89,489
Communications expense	228,056
Professional fees	935,651
Travel	163,973
Administrative expenses	86,311
Other operating costs	213,941
Total expenses	3,645,691
Net income before income tax expense	587,031
Income tax expense	17,000
Net income	**$ 570,031**

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2010

	Members' Equity
Balance, December 31, 2009	$ 417,901
Net income	570,031
Capital contributed	44,000
Balance, December 31, 2010	**$ 1,031,932**

The accompanying notes are an integral part of the financial statements.

MCNICOLL, LEWIS & VLAK LLC

STATEMENT OF CASH FLOWS

Years ended December 31,		2010
Cash Flow From Operations:		
Net income	$	570,031
Adjustments to reconcile net income to net cash used in operations:		
Depreciation and amortization		10,679
Changes in operating assets and liabilities:		
Accounts receivable		(211,536)
Due from clearing organization		(895,869)
Deposit with clearing organization		(100,000)
Security deposits		(850)
Due from employees		(41,663)
Prepaid expenses and other assets		(24,931)
Accounts payable and accrued expenses		605,892
Net cash used in operations		(88,247)
Cash Flow From Investing Activities:		
Acquisition of property and equipment		(25,283)
Net cash used in investing activities		(25,283)
Cash Flow From Financing Activities:		
Capital contributed		44,000
Net cash provided by financing activities		44,000
Net decrease in cash		(69,530)
Cash, beginning of year		324,429
Cash, end of year	**$**	**254,899**

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	20,000

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization

McNicoll, Lewis & Vlak LLC ("MLV" or the "Company") was organized as a limited liability company under the laws of the State of Delaware in 2009. MLV is a boutique investment bank and institutional broker-dealer. The Company specializes in At-the-Market issuance ("ATM"). The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company began operations in January 2010.

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis, as earned and incurred. Fee income is recognized when earned.

Clearing Arrangements

The Company has a clearing agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch) to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Merrill Lynch. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization. At December 31, 2010, there was a balance due from Merrill Lynch of $895,869, which represents commissions earned but not yet transferred to MLV.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Income Taxes

As a limited liability company, the Company is not subject to federal and New York State income taxes; each member is individually liable for income taxes, if any, on their proportionate share of the Company's net taxable income. The Company is, however, subject to the New York City Unincorporated Business Tax.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period the tax rate change occurs.

The Company adopted the provisions of an accounting standard which clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with existing accounting guidance on income taxes, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This accounting standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties on tax liabilities, if any, would be recorded in expenses. No liability for unrecognized tax benefits was recorded as a result of implementing this standard.

The Company does not expect a significant increase or decrease to the total amounts of unrecognized tax benefits during the fiscal year ended December 31, 2010. However, the Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

Subsequent Events

Management has reviewed subsequent events and transactions that occurred after the balance sheet date through the auditors' report date and date of issuance. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no non-recognized subsequent events that require additional disclosure.

Fair Value Measurements

The Company adopted the provisions of the fair value measurements standard. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of the pronouncement did not have an impact on the Company's financial statements.

The accounting standard establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable units be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about inputs market participants use at the measurement date. The fair value hierarchy is categorized into three levels based on inputs as follows:

Level 1- Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2- Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3- Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Level 3 assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in the standard. The three valuation techniques are as follows:

• Market approach - Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

• Cost approach - Amount that would be required to replace the service capacity of an asset (i.e. replacement cost); and

• Income approach - Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

The company uses the Level 1 fair value hierarchy in the valuation of all assets and liabilities as the carrying value approximates fair value because of the short maturity of those financial assets and liabilities.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivables are stated net of allowances for doubtful accounts. The allowance is estimated from historical performance and projection of trends. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management. Receivables are written off when management determines they are uncollectible. No accounts receivable at December 31, 2010 were considered uncollectible.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Advertising
All costs associated with advertising are expensed as incurred. Included in other operating costs was marketing and advertising expenses of $15,708 for the year ended December 31, 2010.

New Accounting Pronouncements
In January 2010, the FASB issued an accounting standard that clarifies and increases the disclosure requirements relating to fair value measurements. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for annual and interim periods ending after December 31, 2009. The accounting standard did not have an effect on the Company's financial statements.

2. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following at December 31,

	2010	Estimated Useful Life
Furniture and equipment	$ 55,105	5-7 years
Less: accumulated depreciation	(11,853)	
	$ 43,252	

Depreciation and amortization expense for the year ended December 31, 2010 was $10,679.

3. REVENUE SHARING AGREEMENT:

Prior to the formation of the Company, the Founder and CEO had a 50% ownership in another company (the "LLC"), which also acted as a broker-dealer. In July 2009, the CEO entered into an agreement to dissolve the LLC and establish a new business relationship with its other member ("Smith"). This agreement outlined the terms for sharing of revenues from clients obtained by the LLC. With few exceptions, all future revenues (net of specified expenses) on such clients are to be shared equally by both parties, regardless of who generates the transaction. During 2010, the net amount earned by the MLV under the terms of the revenue sharing agreement was $469,614 for ATM transactions and $151,690 for success fees. As of December 31, 2010, there was $125,879 due from Smith which was fully collected in 2011.

In January 2011, MLV notified Smith that it had breached the agreement. In response, Smith has claimed that it has not breached the agreement and rather, the Company is violating the terms of the agreement. As of the report date, the matter was in a very preliminary stage and as such counsel is unable to express an opinion on the outcome of this matter. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or the results of its operations.

4. RELATED PARTY TRANSACTIONS:

Included in the amount due from employees is approximately $3,400 due from a related party. This amount is due from an employee who has a significant indirect ownership in the Company.

5. COMMITMENTS AND CONTINGENCIES:

Leases

In 2009, the Company entered into a sublease for office space in New York through June 2012. The future minimum lease payments are as follows:

Year Ending December 31,	
2011	$ 95,293
2012	45,193
	$ 140,486

Total rent expense was $86,110 for the year ending December 31, 2010.

Employment Agreement

Effective September 1, 2010, the Company entered into an employment agreement with an Executive, who was formerly an outside consultant. This position included a base salary of $108,000 per year, with potential downward adjustments if the metals and mining sector revenues do not exceed $432,000 during any calendar year. The Executive is also entitled to a payout of 23% on the net proceeds received by the Company on all ATM transactions in the metals and mining sector. These proceeds are to be net of execution expenses, as specified in the agreement. Additionally, the agreement provides for a payout of 35% on all non-ATM transactions, excluding amounts allocated to other employees. There were no revenues earned in this sector during 2010 and therefore no payout to this executive was necessary in excess of his base salary.

As a term of the agreement, all fees and retainers received by the Executive in connection with investment banking, financial advisory or strategic consulting services will be considered revenues of the Company and shall be assigned by him to the Company unless otherwise agreed to by the Board. During the year, the Executive received shares of stock as fees from a client in connection with consulting services rendered. This stock included a legal restriction against transfers until April 2011. Therefore, the Company has a receivable from this Executive of $37,755, which represents the market value at December 31, 2010. This amount is included in due from employees on the Statement of Financial Condition.

The agreement provides for an employment term ending on December 31, 2013 with automatic annual renewals. For each of the 5 years immediately following the employment period, the Executive will act as a member of the Board, where he will receive an annual director's fee of $100,000 payable in monthly installments. Additionally, for each of the 5 years after the employment period, the Executive shall receive a percentage of net proceeds received by the Company in respect of investment banking transactions in the minerals and mining sector. The percentage will be 15% in the first two years after employment ends, 10% in the following two years and 5% in the fifth year. If the Executive is terminated without cause prior to the end of the employment period, then in addition to these payments, the Company must pay the portion of his base salary that would have been paid if he were still employed.

6. NET CAPITAL REQUIREMENTS:

Securities and Exchange Commission Rule 15c3-1, SEC Uniform Net Capital Rule, requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital, as adjusted, of $598,743 which was $548,743 in excess of the required $50,000. The Company's net capital ratio was 1.09 to 1.00.

7. CONCENTRATIONS OF CREDIT RISK:

Approximately 36% of revenues earned in 2010 were from two clients, relating to ATM transactions. Approximately 15% of revenues were related to the shared revenue agreement discussed in Note 3, and approximately 43% of accounts receivable represented the balance due from this agreement. Additionally, approximately 22% of accounts receivable is due from one client for retainer fees.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 through 2013.

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the

customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

8. SUBSEQUENT EVENTS:

In February 2011, the Company entered into a sublease agreement for office space in New York commencing in April 2011 and expiring in March 2015. The initial rent is approximately $362,000 per year, with annual increases of approximately 2.5%. The agreement also provides for an optional extension through February 2020. The Company intends to begin negotiations with the current landlord with regards to cancellation of their current lease.

SUPPLEMENTARY INFORMATION

For the year ended December 31, 2010

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Members' Equity		$ 1,031,932
Less: Nonallowable assets:		
Accounts receivable	$ 295,093	
Deposits	28,250	
Due from employees	41,663	
Prepaid expenses and other assets	24,931	
Property and equipment	43,252	
		433,189
Net Capital		$ 598,743
Net Capital Requirements		
Minimum net capital required 1/15th of aggregate indebtedness or $50,000, whichever is greater		50,000
Excess Net Capital		$ 548,743
Schedule of Aggregate Indebtedness		
Total aggregate indebtedness		$ 652,025
Percentage of aggregate indebtedness to net capital		109%

There are no differences between the Audited Computation of Net Capital and the broker-dealer's amended unaudited Part II A of Form X-17 A-5 as of December 31, 2010.

For the year ended December 31, 2010

SCHEDULE II

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

SCHEDULE III

SUBORDINATED BORROWINGS

As of December 31, 2010 and during the year then ended, the Company did not have any subordinated borrowings.

MBAF ERE
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
McNicoll, Lewis & Vlak LLC

In planning and performing our audit of the financial statements of McNicoll, Lewis & Vlak LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of McNicoll, Lewis & Vlak LLC as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 22, 2011.

> In the initial startup of operations, the Company required additional accounting services as evidenced by a significant number of adjusting journal entries for a total adjustment of approximately $422,000 to net income. The majority of these entries related to cutoff issues, mainly due to unbilled legal fees. In the future, the Company will maintain open communication with attorneys throughout the year to attain a better understanding of legal fees incurred and will accrue a monthly estimate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MBAF-ERE CPAs, LLC

New York, NY
February 22, 2011

MCNICOLL, LEWIS & VLAK LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010

CONTENTS

December 31, 2010

MBAF ERE
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

To the Members of
McNicoll, Lewis & Vlak LLC

We have audited the accompanying statement of financial condition of McNicoll, Lewis & Vlak LLC (the "Company") as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McNicoll, Lewis & Vlak LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is accompanying information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

MBAF-ERE CPAs, LLC

New York, NY
February 22, 2011